FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

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Item		Number

1.	Eighth Investor Conference: Chief Executive Officer of Tuenti	2

Zaryn Dentzel Founder & CEO Tuenti Technologies

Disclaimer This presentation contains statements that constitute forward-looking statements about the Company, within the general meaning of the term and within the meaning of applicable securities laws, including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectations regarding our customer base, estimates regarding future growth in our different business lines and our global business, market share, financial results and other aspects of our activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by the forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Securities Market Regulator. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentations, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. Finally, be advised that this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica. Furthermore, Telefónica may present financial information herein that is not prepared in accordance with IFRS. This non-GAAP financial information should be considered in addition to, but not as a substitute for, f_____inancialinformation prepared in accordance with IFRS. Telefónica has included such non-GAAP financial information because Telefónica’s management uses such financial information as part of its internal reporting and planning process and to evaluate Telefónica’s performance. Accordingly, Telefónica believes that investors may find such information useful. However, such non-GAAP financial information is not prepared in accordance with IFRS or any other generally accepted accounting principles, and such non-GAAP financial information, as defined and calculated by us, may be different from similarly-titled financial information used by other companies. Investors are cautioned not to place undue reliance on such non-GAAP financial information.

Tuenti is the most important website in Spain

All user growth from private invitation-only beginning

Largest web & mobile property in Spain: Around 15% of spanish web traffic[1]

An integral part of Spanish peoples identity and life

+30% month-over-month mobile growth

Over 100 of the best web engineers with one of the most rigorous hiring processes in the world

10.6 m reg. users[2]

30 bn pages views monthly[2]

80 min daily[2]

3.1 m uploaded photos daily[2]

20 years of video daily[2]

172 people from **17** nationalites[3]

1 Comscore Dec-10
2 Tuenti DB Feb-Mar-11
3 Tuenti Corporate Information Mar-11

We have come a long way since 2006... 10.6 m Users Total Users (m) 10 Telefónica investment 9 Release of “Tuenti Places” 8 7 Hired 100thto team 6 Launched Mobile 5 4 Sold First Ad 3 #1 Social Network in Spain by Page Views 2 Founded 25k Users 1 0 2006 2007 2008 2009 2010 2011

Tuenti’s core strategy is social, local and mobile

Core Networking Platform
Core Services o Profile o Identity_____Real o Relationships information o Walls / Feeds Social o Chat / Messaging Identity o Social games o Casual games_____High o Transactions_____engagement o Virtual currency Games o Photos o Tags High value o Videos o Playlists_____services Media_____o Professional content (TV, music)

Local_____o Positioning o Places_____Largest o Check-ins_____local DB o Search_____in Spain o Local offers/deals Location o Location based advertising_____High value o Long tail SMB market advertising o Partnerships with Yell, etc. services Advertising o Professional Pages o Public profiles_____Everyone o Public/Private Events_____on Tuenti Events & Pages

Mobile_____o m.tuenti.com o Apps_____Tuenti o SMS Platform_____everywhere o Photos, videos o Chat Core o Universal messaging platform_____Always o Light client_____connected to o Deep phone integration_____your friends o Tuenti integrated Tu messenger o Social phone service o Chat network integration_____A social telco o Data-centric social network service experience o Clear, simple, transparent

Why “Tu” will be a success “Tu” is a social phone service that will leverage social graph to: o Simple / Transparent / On-Net based proposal o_____High Value in data and chat o_____Social, invite only, viral o_____Fully integrated social experience from social network to handset Prepay in first phase with viral campaign to leverage the potential of our registered base of +10 m users

Tuenti and Telefonica are stronger together

Working together with Telefónica we will... Maintain lead in Spain with core social, local offers/ads, mobile and media content verticals Make “Tu” a major operator in Spanish market Continue hiring the best engineering talent across the world Become largest social advertising platform in Spain Take Tuenti core platform to new markets

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: April 13th, 2011	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors